315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200
May 20, 2009
VIA EDGAR AND FEDERAL EXPRESS
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	IASIS Healthcare LLC
Form 10-K for Fiscal Year Ended September 30, 2008
Filed December 12, 2008
File No. 333-117362
Dear Mr. Rosenberg:
On behalf of our client, IASIS Healthcare LLC, a Delaware limited liability company (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated by the Staff verbally on April 23, 2009 (the “Comments”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “2008 10-K”), I submit this letter containing the Company’s responses to the Comments. The Company’s responses to the Comments in this letter follow the text of the Comments, which for your convenience we have incorporated into this letter in italics.
1.	Please refer to your response to Comment 1 in your revised disclosures. You state on page 41 that there is at least a reasonable possibility that recorded estimates will change by a material amount. Therefore, please revise your disclosure to show the effect that a reasonably possible change in estimate of unsettled amounts from third-party payors would have on financial position and operations.
The revised disclosure to p. 48 of the 2008 10-K provided in the Company’s letter dated March 24, 2009 states that net adjustments to estimated third-party payor settlements, also known as prior year contractuals, resulted in an increase in net revenue of $1.7 million and $365,000 for the years ended September 30, 2008 and 2007, respectively. Because these amounts are not material to the Company’s results of operations, the Company does not believe that a sensitivity analysis is necessary. Accordingly, the Company proposes to delete the following sentences included on p. 41 of the 2008 10-K:

Mr. Jim B. Rosenberg
May 20, 2009

The calculation of appropriate payments from the Medicare and Medicaid programs, including supplemental Medicaid reimbursement, as well as terms governing agreements with other third-party payors are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount.
The Company has provided the revised disclosure in the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and will continue to do so in subsequent filings, as applicable.
2.	Please refer to your response to Comment 2 in your revised disclosures. Please revise your disclosure to describe the specific industry benchmarks that the Company improved on that resulted in the reduction in the professional and general liability expense. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred, or b) additional experience/information obtained since the last reporting date that led to the change in estimates. Insure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
The Company provides the following disclosure on a supplemental basis to the disclosures made regarding “Insurance Reserves” on p. 49 of its 2008 10-K. The following disclosure has been copied from the Company’s letter dated March 24, 2009, with changes marked to provide clarity regarding the intent of the Company’s future disclosure.
Valuations from our independent actuary for professional and general liability losses resulted in a change in related estimates for prior years which increased (decreased) professional and general liability expense by the following amounts (in millions):

Year ended September 30, 2008	$(6.8)
Year ended September 30, 2007	$(6.6)
Year ended September 30, 2006	$0.6
Our estimate of the reserve for professional and general liability claims is based upon actuarial calculations that are completed semi-annually. The changes in estimates noted above were recognized in the periods in which the independent actuarial calculations were received. The key assumptions underlying the development of our estimate (loss development, trends and increased limits factors) have not changed materially, as they are largely based upon professional liability insurance industry data published by the Insurance Services Office (“ISO”), a leading provider of data, underwriting, risk management and legal/regulatory services. The reductions in professional and general liability expense reflected above for the years ended September 30, 2008 and 2007 are the result of better than expected claims experience as compared to the industry benchmarks for loss development included in the original actuarial estimate.

Mr. Jim B. Rosenberg
May 20, 2009

Sensitivity in the estimate of our professional and general liability claims reserve is reflected in various actuarial confidence levels. We utilize a statistical confidence level of 50% in developing our best estimate of the reserve for professional and general liability claims. Higher statistical confidence levels, while not representative of our best estimate, provide a range of reasonably likely outcomes upon resolution of the related claims. The following table outlines our reported reserve amounts compared to reserve levels established at the higher statistical confidence levels.

As reported at September 30, 2008	$34.3 million
75% Confidence Level	$38.7 million
90% Confidence Level	$48.3 million
3.	Please refer to your response to Comment 4. Please provide us the proposed revised disclosures so we can evaluate your compliance with this comment.
The Company has provided the following disclosure beginning on p. 31 in the “Results of Operations Summary” in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
Acute Care
Quarters Ended March 31, 2009 and 2008
Acute care revenue — Acute care revenue from our hospital operations for the quarter ended March 31, 2009, was $423.5 million, an increase of $28.5 million or 7.2%, compared to $395.0 million in the prior year quarter. Approximately 2.8% of this increase is attributable to the increase in revenue associated with the supplemental Medicaid reimbursement programs in our Texas market. The remaining increase in acute care revenue of 4.4% is comprised of an increase in adjusted admissions of 1.5% and an increase in net patient revenue per adjusted admission of 3.0%. Our pricing has benefited from the continued ramp in operations at our newest facility, Mountain Vista Medical Center in Mesa, Arizona, as well as rate increases from managed care and other third-party payors.
Net adjustments to estimated third-party payor settlements, also known as prior year contractuals, resulted in an increase in net revenue of $1.1 million and $211,000 for the quarters ended March 31, 2009 and 2008, respectively.
Salaries and benefits — Salaries and benefits expense from our hospital operations for the quarter ended March 31, 2009, was $163.4 million, or 38.6% of acute care revenue, compared to $155.7 million, or 39.4% of acute care revenue in the prior year quarter. The decrease in salaries and benefits as a percentage of acute care revenue is the result of the impact of the Texas supplemental Medicaid reimbursement programs on acute care revenue in the current year quarter, compared to the prior year quarter.

Mr. Jim B. Rosenberg
May 20, 2009

Supplies — Supplies expense from our hospital operations for the quarter ended March 31, 2009, was $63.7 million, or 15.0% of acute care revenue, compared to $60.9 million, or 15.4% of acute care revenue in the prior year quarter. The decline in supplies as a percentage of acute care revenue is the result of the impact of the Texas supplemental Medicaid reimbursement programs on acute care revenue in the current year quarter, compared to the prior year quarter.
Other operating expenses — Other operating expenses from our hospital operations for the quarter ended March 31, 2009, were $70.6 million, or 16.7% of acute care revenue, compared to $64.3 million, or 16.3% of acute care revenue in the prior year quarter. The increase in other operating expenses as a percentage of acute care revenue was the result of additional professional fees incurred to provide indigent care services associated with the Texas supplemental Medicaid reimbursement programs during the current year quarter, compared to the prior year quarter. Excluding the impact of these supplemental Medicaid reimbursement programs in our Texas market, other operating expenses as a percentage of acute care revenue were 14.6% for the quarter ended March 31, 2009, compared to 15.4% in the prior year quarter. This decline was the result of effective cost management efforts, which includes leveraging a relatively fixed base of operating costs against increases in revenue.
Provision for bad debts — Provision for bad debts from our hospital operations for the quarter ended March 31, 2009, was $45.2 million, or 10.7% of acute care revenue, compared to $42.7 million, or 10.8% of acute care revenue in the prior year quarter. Excluding the impact of supplemental Medicaid reimbursement, the provision for bad debts as a percentage of acute care revenue was 11.0% for the quarter ended March 31, 2009, compared to 10.9% in the prior year quarter. As a result of the current economic climate and rising unemployment, we continue to experience an increase in self-pay volume and revenue, as well as increases in the amount of co-payments and deductibles passed on by employers to employees. These trends continue to be the main driver behind the increase in our provision for bad debts.
Interest expense, net — Interest expense, net of interest income, for the quarter ended March 31, 2009, was $15.8 million, compared to $19.7 million in the prior year quarter. This decrease of $3.9 million was primarily due to the impact of lower LIBOR interest rates in the current year quarter, compared to the prior year quarter. The weighted average interest rate of outstanding borrowings under our senior secured credit facilities was 2.7% for the quarter ended March 31, 2009, compared to 6.0% in the prior year quarter.

Mr. Jim B. Rosenberg
May 20, 2009

Health Choice
Quarters Ended March 31, 2009 and 2008
Premium revenue — Premium revenue from Health Choice was $157.5 million for the quarter ended March 31, 2009, an increase of $25.3 million or 19.2%, compared to $132.2 million in the prior year quarter. The growth in premium revenue was primarily attributable to a 30.2% increase in Medicaid enrollees resulting from Health Choice’s new contract with AHCCCS and increased enrollment in the state program. In addition, Health Choice has implemented successful outreach efforts, especially in its new counties, which have helped to increase the number of covered lives.
Medical claims — Prior to eliminations, medical claims expense increased $16.0 million to $128.9 million for the quarter ended March 31, 2009, compared to $112.9 million in the prior year quarter. Medical claims expense represents the amounts paid by Health Choice for healthcare services provided to its members. Medical claims expense as a percentage of premium revenue was 81.9% for the quarter ended March 31, 2009, compared to 85.4% in the prior year quarter. The decrease in medical claims expense as a percentage of premium revenue is the result of improved medical claims experience, particularly as it relates to hospital inpatient utilization.
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Please advise us if we can provide further information or assistance to facilitate your review. Please direct any further comments or questions to me via telephone at (615) 742-6201 or facsimile at (615) 742-2701.

Respectfully submitted,
/s/ Leigh Walton
Leigh Walton

cc:	Ms. Staci Shannon (SEC, Division of Corporation Finance)
Ms. Vanessa Robertson (SEC, Division of Corporation Finance)
Mr. W. Carl Whitmer (IASIS Healthcare LLC)
Frank A. Coyle, Esq. (IASIS Healthcare LLC)
Mr. John M. Doyle (IASIS Healthcare LLC)
Mr. Eric S. Descher (IASIS Healthcare LLC)
Angela Humphreys, Esq. (Bass, Berry & Sims PLC)
Kevin A. Ball, Esq. (Bass, Berry & Sims PLC)